

WELLS FARGO PRIME SERVICES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor

(No. and Street)

Charlotte   NC   28202

(City)   (State)   (Zip Code)

NAME AND   TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Pitelka   980-260-7175

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP   PCAOB REGISTRATION #185

(Name – *if individual, state last, first, middle name*)

Duke Energy Center Suite 3200 550 South Tryon Street   Charlotte   NC   28202

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, David L. Pitelka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Prime Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RANA MAHMOOD NOTARY PUBLIC MECKLENBURG COUNTY, NC COM. EXP. 2/9/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Wells Fargo Prime Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Charlotte, North Carolina
February 27, 2018

WELLS FARGO PRIME SERVICES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	52,197,213
Deposit with clearing broker		1,000,000
Due from affiliates		446,429
Due from clearing broker		437,614
Prepaid expenses and other assets		151,041
Total assets	$	54,232,297

Liabilities and Member's Equity

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	916,436
Accrued compensation and benefits		906,852
Due to affiliates		514,782
Total liabilities		2,338,070
Member's equity		51,894,227
Total liabilities and member's equity	$	54,232,297

See accompanying notes to statement of financial condition.

(1)   Summary of Significant Accounting Policies

(a) Description of Business

Wells Fargo Prime Services, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen). On December 18, 2017, Everen's equity was contributed to WFC Holdings, LLC (WFCH) and became a wholly owned subsidiary of WFCH. WFCH is a wholly owned subsidiary of Wells Fargo & Company (WFC). WFC is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm Leach Bliley Act of 1999.

The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC) as a fully disclosed securities and futures broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company provides securities and derivatives trading and other brokerage firm services to hedge funds, corporations, and institutional investors. Goldman Sachs and Co. LLC (GS&Co. or the Clearing Broker) provides custody and clearing services to the Company on a fully-disclosed basis. Wells Fargo Securities, LLC (WFS), an affiliate, provided custody and clearing services to the Company on a fully-disclosed basis from January 1, 2017 through June 9, 2017. Effective June 12, 2017, the Company migrated its trading desk to WFS, and terminated the clearing agreement between WFS and the Company.

(b) Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with generally accepted accounting principles (U.S. GAAP).

(c) Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Such estimates and assumptions could change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents.

(e) Due from Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company earns interest on introduced customer margin transactions. During the period from January 1, 2017 through June 9, 2017, the Company also earned commissions on introduced customer transactions. During the period from June 12, 2017 through December

31, 2017, commissions generated on introduced customer transactions were due entirely to WFS, in connection with the migration of the trading desk referenced above. The amount due from GS&Co. represents the amount of interest and commissions receivable. As of December 31, 2017, the amount due from GS&Co. was $437,614.

(f) Deposit with Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company maintains a cash deposit of $1,000,000 with GS&Co. until such time that all clearing and custodial services cease and the clearing agreement is terminated.

(g) Transactions with Affiliates

The Company is charged under an expense sharing agreement by certain affiliated entities which represent reimbursements for certain direct and indirect overhead costs incurred by those affiliated entities on behalf of or for the benefit of the Company.

During the period from January 1, 2017 through June 9, 2017, WFS, an affiliated clearing broker-dealer, provided custody and clearing services to certain of the Company's customers on a fully disclosed basis. The Company earned commission revenue, a portion of which was paid to WFS, on introduced customer transactions pursuant to a service level agreement.

The transactions with affiliates described above and in Note 6 and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(h) Federal and State Income Taxes

The Company is a single-member limited liability company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is primarily reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen. Furthermore, the Company has paid no dividends to Everen for tax reimbursement and the Company has no intention to distribute dividends to Everen for tax reimbursement.

Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC. Related deferred tax assets and liabilities and payments associated with these jurisdictions are not material to the statement of financial condition.

Due to the Company's status as a disregarded entity for income tax purposes the related balance sheet accounts including income tax receivable/payable and deferred tax assets and liabilities are immaterial to the statement of financial condition.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. The Company recognizes accrued interest and penalties, as appropriate, related in unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2017 and there was no accrued interest at December 31, 2017. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31,

2017, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2011 and forward.

(2) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions on its own behalf involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2017. The Company does not have any interests or involvement in special purpose entities or structured finance entities.

(b) Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to significant credit risk on these cash accounts.

Cash held at the Clearing Broker is insured by the Securities Investor Protection Corporation (SIPC) and by supplemental insurance provided by the Clearing Broker. Such insurance protects the Company against loss due to a failure of the Clearing Broker. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by the Clearing Broker that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Clearing Broker, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with applicable regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(3) Indemnification

The Company entered into contracts with the Clearing Broker that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

(4) Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2017, the Company had regulatory net capital, as defined, of $51,296,676 which exceeded the amount required by $51,046,676. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

The Company was exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) for the period of January 1, 2017 through June 9th, 2017 as all customer funds and securities were promptly transmitted and customer transactions were effectuated through a "Special Bank Account for the Exclusive Benefit of Customers".

The Company was also exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) for the year ended December 31, 2017 as all customer transactions are cleared through clearing brokers on a fully disclosed basis and as all customer funds and securities were promptly transmitted to clearing brokers.

Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

(5)   Benefit Plan

WFC sponsors a defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow WFC to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

(6)   Related Party Transactions

The following items present the Company's significant transactions with affiliates as of and for the year ended December 31, 2017:

(a)   Services provided by affiliates to the Company

The Company is charged under service level agreements by certain affiliated entities which represents reimbursements for certain direct and indirect overhead costs incurred by those affiliated entities on behalf of or for the benefit of the Company. Costs allocated to the Company are settled on a monthly basis.

Amounts due to (from) affiliated entities as part of these expense sharing agreements as of December 31, 2017 are as follows:

Due from Affiliate		
WFC	$	446,429
Due to Affiliates		
WFC	$	66,251
WFS		22,477
Wells Fargo Clearing Services, LLC		7,963
Wells Fargo Bank, N.A.		5,004
Total	$	101,695

The receivable due from WFC represents the amount paid by the Company in excess of allocated costs.

(b) Clearing Arrangement with Wells Fargo Securities, LLC

During the period from January 1, 2017 through June 9, 2017, WFS, an affiliated clearing broker-dealer, provided custody and clearing services to certain of the Company's customers on a fully disclosed basis. The Company earned commission revenue, a portion of which was paid to WFS, on introduced customer transactions pursuant to a clearing agreement. Commissions earned on customer transactions were calculated based on customer agreements and shared between WFS and the Company based on a separate service level agreement. This agreement terminated in connection with the migration of the trading desk from the Company to WFS effective June 9, 2017.

During the period from June 12, 2017 through December 31, 2017, commissions earned on introduced customer transactions cleared by GS&Co. were paid to the Company, however, were passed through to WFS pursuant to an agreement. The amount due to WFS at December 31, 2017 totalled $413,087 and is included in due to affiliates in the statement of financial condition.

(7)   Commitments and Contingencies

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

(8)   Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017 through February 27, 2018, the date the Company issued its statement of financial condition. On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System ("FRB"), which requires WFC to submit to the FRB within 60 days of the date of the consent order plans to further enhance the WFC Board of Director's governance oversight and WFC's compliance and operational risk management. The consent order also requires third-party reviews related to the adoption and implementation of such plans by September 30, 2018. Until these third-party reviews are complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis, which allows for management of temporary fluctuations. Once the asset cap limitation is removed, a second third-party review must be conducted to assess the efficacy and sustainability of the improvements.